ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

27 May 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per. [signature]

Andrew Geddes
Corporate Communications

encls

ventracor

The ALFRED — Service and Care

asx announcement

VentrAssist™ Pilot Trial Progress Report

Sydney, 27 May 2004: Medical Investigators today reported on the Pilot Trial of the VentrAssist™ 'artificial heart' at The Alfred Hospital in Melbourne.

Chief Medical Investigator Professor Don Esmore said the trial was continuing and he expected further implants would take place in the near future.

"It is now close to one year since the first VentrAssist™ implant, with three implanted patients having been discharged and living at home," he said.

"We continue to evaluate patients as to their suitability for the trial. However only the very sickest of patients are eligible, with a strict and robust selection process in place," Professor Esmore said.

The aim of the Pilot Trial at The Alfred hospital is to evaluate the safety of the VentrAssist™ in patients who are gravely ill from congestive heart failure, are no longer responding to optimal medical therapy and have no other therapeutic options available to them.

For more information, please contact:

Andrew Geddes	*Trisha Lee*
Ventracor Limited	*The Alfred*
Manager, Investor Relations	*Public Affairs Manager*
02 9406 3086	*03 9276 2266*